SECURITIES AND EXCHANGE COMMISSION
                          Washington DC 20549



                                FORM 6-K

                        REPORT OF FOREIGN ISSUER
                PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                    SECURITIES EXCHANGE ACT OF 1934

           For the quarterly period ended September 30, 1998




                          GENTIA SOFTWARE PLC

                             Tuition House
                            St George's Road
                               Wimbledon
                            London SW19 4EU
                             United Kingdom
                (Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

      Form 20-F   X           Form 40-F
                -----                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes                     No          X
               -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

      82-   N.A.

                           Page 1 of 17 Pages

                    Exhibit Index Appears on Page 13

                          GENTIA SOFTWARE PLC
                                Form 6-K


                           TABLE OF CONTENTS

                                                                                Page
Financial Information:

Condensed Consolidated Balance Sheets as of September 30, 1998 (Unaudited)
and December 31, 1997 (Audited)                                                   3

Condensed Consolidated Statements of Operations for the three and nine months
ended September 30, 1998 and 1997 (Unaudited)                                     4

Condensed Consolidated Statements of Cash Flows for the nine months
ended September 30, 1998 and 1997 (Unaudited)                                     5

Notes to Condensed Consolidated Financial Statements (Unaudited)                  6

Management's Discussion and Analysis of Financial Condition and Results of        8
Operations.

Exhibit    Index                                                                 13
Exhibit A  Third Quarter Press Release                                           14

                          GENTIA SOFTWARE PLC
                 Condensed Consolidated Balance Sheets


                                                           September
                                                              30       December 31
                                                             1998          1997
                                                          -----------  -----------
                                                          (unaudited)   (audited)

                                                               (in thousands)

                                                               US$         US$
Assets
    Current assets:
           Cash and cash equivalents ....................   $ 10,901    $ 20,332
           Accounts receivable, net of allowance $ 1,390
              (Dec 31, 1997 - $1,819) ...................     11,922       7,758
           Prepaid expenses and other current assets ....      2,303       1,921
           Deferred taxes ...............................        184         285
                                                            --------    --------
Total current assets ....................................   $ 25,310    $ 30,296


    Property and equipment, net .........................      2,341       2,037
    Goodwill on acquisition, net of amortization of $877
        (Dec 31, 1997 - $494) ...........................      5,252       3,602
    Deferred taxes ......................................        459         459
                                                            --------    --------
Total assets ............................................   $ 33,362    $ 36,394
                                                            ========    ========


Liabilities and shareholders' equity

    Current liabilities:
           Current portion of lease obligations .........   $     63    $    105
           Accounts payable .............................      2,374       1,743
           Accrued liabilities ..........................      1,767       1,337
           Deferred revenues ............................      4,340       3,630
           Other accounts payable .......................      1,270       1,337
                                                            --------    --------
Total current liabilities ...............................   $  9,814    $  8,152

    Non current liabilities:
           Deferred taxation ............................        274         274
           Long-term portion of lease obligations .......         77         109
                                                            --------    --------
Total liabilities .......................................   $ 10,165    $  8,535

    Shareholders' equity:
           Ordinary shares ..............................      2,436       2,300
           Additional paid-in capital ...................     28,842      27,406
           Retained earnings ............................     (7,352)     (1,236)
           Cumulative translation adjustment ............       (729)       (611)
                                                            --------    --------
Total shareholders' equity ..............................   $ 23,197    $ 27,859
                                                            --------    --------

Total liabilities and shareholders' equity ..............   $ 33,362    $ 36,394
                                                            ========    ========

                          GENTIA SOFTWARE PLC
             Condensed Consolidated Statement of Operations
                               (Unaudited)



                                           Three months ended      Nine months ended
                                          --------------------    --------------------
                                          Sept. 30,   Sept. 30,   Sept. 30,   Sept. 30,
                                            1998        1997        1998        1997
                                          --------    --------    --------    --------
                                            (in thousands, except per share amounts)

                                             US$         US$         US$         US$
Revenues:
     License ..........................     $4,419      $3,796     $12,076     $12,770
     Services and other ...............      3,588       2,745       9,587       8,878
                                          --------    --------    --------    --------
                                             8,007       6,541      21,663      21,648

Cost of revenues:
     License ..........................        452         751         999       1,034
     Services and other ...............      2,140       1,729       5,967       4,906
                                          --------    --------    --------    --------
                                             2,592       2,480       6,966       5,940

Gross profit ..........................      5,415       4,061      14,697      15,708

Operating expenses:
     Sales and marketing ..............      4,351       3,719      12,641      10,424
     Research and development .........      1,512       1,187       5,185       3,407
     General and administrative .......      1,106       1,456       3,209       3,736
     Goodwill amortization ............        153          90         383         269
                                          --------    --------    --------    --------
            Total operating expenses ..      7,122       6,452      21,418      17,836

Loss from operations ..................     (1,707)     (2,391)     (6,721)     (2,128)
Other income ..........................        144         287         605         885
                                          --------    --------    --------    --------
Loss before provision for taxes .......     (1,563)     (2,104)     (6,116)     (1,243)
     Provision for income taxes .......         --        (631)         --        (373)
                                          --------    --------    --------    --------
Net (loss) ............................    ($1,563)    ($1,473)    ($6,116)     ($ 870)
                                          ========    ========    ========    ========


     Basic income (loss) per share ....     ($0.15)     ($0.16)     ($0.62)     ($0.10)
     Diluted income (loss) per share ..     ($0.15)     ($0.16)     ($0.62)     ($0.10)

     Shares used to compute basic EPS .     10,116       9,202       9,874       9,074
     Shares used to compute diluted EPS     10,116       9,202       9,874       9,074


                         See accompanying notes

                          GENTIA SOFTWARE PLC
            Condensed Consolidated Statements of Cash Flows
                              (Unaudited)


                                                                                      Nine months ended
                                                                           ---------------- -----------------
                                                                            September 30,     September 30,
                                                                                 1998             1997
                                                                           ---------------- -----------------
                                                                                     (in thousands)

                                                                                 US$                  US$
Cash flows from operating activities

      Net income (loss)                                                       $ (6,116)           $   (870)

      Adjustments to reconcile net income to net cash provided by operating activities:
           Depreciation                                                            703                 604
           Goodwill                                                                383                 269
           Loss (gain) on disposal of assets                                         2                 (12)
           Changes in operating assets and liabilities:
              Accounts receivable                                               (3,735)             (1,288)
              Provision for bad debts                                             (429)                127
              Prepaid expenses and other receivables                              (382)             (1,316)
              Accounts payable                                                     631                (108)
              Accrued liabilities and other expenses                               464                (844)
              Deferred revenues                                                    709                 180
                                                                              --------            --------
Net cash used in operating activities                                           (7,770)             (3,258)
                                                                              --------            --------

Cash flows from investing activities:

           Proceeds on disposal of assets                                           25                  63
           Costs of acquisition                                                 (1,032)               (576)
           Purchases of assets                                                  (1,060)               (765)
                                                                              --------            --------
Net cash used in investing activities                                           (2,067)             (1,278)
                                                                              --------            --------

Cash flows from financing activities:

           Net proceeds on shares issued                                           572                 238
           (Repayment) of capital lease obligations                                (74)               (139)
                                                                              --------            --------
Net cash provided by financing activities                                          498                  99

      Effect of exchange rate changes on cash                                      (92)               (331)
                                                                              --------            --------

      Net decrease in cash                                                      (9,431)             (4,768)

      Cash at beginning of period                                               20,332              25,228
                                                                              --------            --------

      Cash at end of period                                                   $ 10,901            $ 20,460
                                                                              ========            ========


                         See accompanying notes

                          GENTIA SOFTWARE PLC

          NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                              (Unaudited)



1  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

The Company develops, markets and supports high performance networked business intelligence software for business planning and decision making. The Company's software products employ a multidimensional database and a highly flexible end user environment which empowers business managers throughout a networked enterprise to analyze, report and share complex business data. Gentia enables the enterprise-wide integration of structured and unstructured data contained in operational databases, data warehouses and external data sources and allows users to perform on-line analytical processing through a highly integrated, scalable, networked system. Gentia users can also employ automated agents to analyze, update and monitor key business performance indicators, rapidly perform scenario analyses and distribute information to users throughout the enterprise.

On December 19, 1997, the Company signed a joint development and marketing agreement with Renaissance Solutions, Inc., the originators and leading practitioners of "Balanced Scorecard" to jointly develop and market a software product called "Renaissance Balanced Scorecard powered by Gentia" ("RBSC"). This application enables the automatic deployment of balanced scorecards throughout an organization, leveraging the distributed and scalable nature of the underlying Gentia technology. Because corporate Balanced Scorecards are likely to be deployed across company Intranets, the Company has produced a web enabled version of the application which runs on Internet browsers, making extensive use of emerging HTML and Java based technologies. The Renaissance Agreement represents an initial step in the Company's shift to `solutions based' product offerings.


Basis of Presentation

The consolidated financial statements are stated in United States dollars and are prepared under United States generally accepted accounting principles.


Interim Financial Information

The financial information at September 30, 1998 and for the three and nine months ended September 30, 1998 and 1997 is unaudited but includes all adjustments which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results for the three and nine months period ended September 30, 1998 are not necessarily indicative of results that may be expected for the entire year. The condensed consolidated balance sheet at December 31, 1997 has been derived from the audited consolidated financial statements at that date. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 1997.


Principles of Consolidation

The accompanying financial statements consolidate the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

                          GENTIA SOFTWARE PLC

                              (Unaudited)



Foreign Exchange

Transactions in foreign currencies are translated into U.S. dollars at the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date. All differences are taken to the consolidated statement of operations.

Results of operations of subsidiaries which have their local currencies as the functional currency are translated into U.S. dollars at the average rates for the relevant period, while assets and liabilities are translated using current rates at each balance sheet date. The resulting exchange gains or losses are accumulated in the cumulative translation adjustment account included as a component of shareholders' equity.


Per Share Information

Net income per share information is computed based on the weighted average number of shares outstanding as prescribed in SFAS128.


2  LITIGATION

The Company is involved in one legal action arising in relation to patents in the United States. While the outcome of this matter is currently not determinable, the Company is vigorously pursuing its defense and is confident that it will prevail in the litigation.

                               GENTIA SOFTWARE PLC

    Management's Discussion and Analysis of Financial Condition and Results
                                  of Operations
         for the three and nine months ended September 30, 1998 and 1997



Three months ended September 30, 1998 and 1997


Revenues

Revenues were $8.0 million in the three months ended September 30, 1998, an increase of 22.4% compared to revenues of $6.5 million for the three months ended September 30, 1997. License revenues were $4.4 million in the three months ended September 30, 1998, an increase of 16.4% over license revenues of $3.8 million for the three months ended September 30, 1997. Services and other revenues were $3.6 million in the three months ended September 30, 1998, an increase of 30.7% when compared to $2.7 million for the three months ended September 30, 1997.

Gross Profit

Gross profit was $5.4 million or 67.6% for the three months ended September 30, 1998, compared to $4.1 million or 62.1% for the three months ended September 30, 1997. The increase in gross margin was primarily due to an increase in revenue.

Sales and Marketing

Sales and marketing costs were $4.4 million in the three months ended September 30, 1998, an increase of 17.0% compared to $3.7 million in the three months ended September 30, 1997. The increase in expenditure reflects the Company's increased investment in its sales and marketing organization. The Company does not expect these expenses will continue to increase.

Research and Development

Research and development costs were $1.5 million in the three months ended September 30, 1998; an increase of 27.4% compared to $1.2 million in the three months ended September 30, 1997. The increase is primarily due to further resources being utilized in the Company's development program, especially the continued development of the Balanced Scorecard and the surrounding analytical applications. It is the Company's intention to accelerate its expenditure on research and development of new products when it considers it appropriate to do so.

General and Administrative

General and administrative costs were $1.1 million in the three months ended September 30, 1998; a decrease of 24.0% compared to $1.5 million in the three months ended September 30, 1997.

Other Income

Other income was $144,000 in the three months ended September 30, 1998 compared to $287,000 in the three months ended September 30, 1997. Other income arose primarily due to interest income on funds received from the Company's Initial Public Offering completed on April 30, 1996 and has decreased due to the lower level of funds available for investment.

                               GENTIA SOFTWARE PLC

    Management's Discussion and Analysis of Financial Condition and Results
                            of Operations (Continued)



Nine months ended September 30, 1998 and 1997

Revenue

Revenues were $21.7 million in the nine months ended September 30, 1998, an increase of 0.5% compared to revenues of $21.6 million for the nine months ended September 30, 1997. License revenues were $12.1 million in the nine months ended September 30, 1998, a decrease of 5.7% over license revenues of $12.8 million for the nine months ended September 30, 1997. Services and other revenues were $9.6 million in the nine months ended September 30, 1998, an increase of 8.0% compared to $8.9 million for the nine months ended September 30, 1997. The increase in services and other revenues is primarily due to an increase in support and maintenance and consulting revenue, most of which is attributable to the TCMS acquisition that closed in the second quarter of 1998.

Gross Profit

Gross profit was $14.7 million or 67.8% for the nine months ended September 30, 1998, compared to $15.7 million or 72.6% for the nine months ended September 30, 1997. The decrease in gross profit was primarily due to increased consultancy costs from the TCMS acquisition that closed in the second quarter of 1998.

Sales and Marketing

Sales and marketing costs were $12.6 million in the nine months ended September 30, 1998, an increase of 21.2% compared to $10.4 million in the nine months ended September 30, 1997. The increase in expenditure reflects the Company's increased investment in its sales and marketing organization. The Company does not expect these expenses will continue to increase.

Research and Development

Research and development costs were $5.2 million in the nine months ended September 30, 1998, an increase of 52.2% compared to $3.4 million in the nine months ended September 30, 1997. The increase is primarily due to further resources being utilized in the Company's development program, especially the continued development of the Balanced Scorecard and surrounding analytical applications as well as legal and investigative costs relating to patents. It is the Company's intention to accelerate its expenditure on research and development of new products when it considers it appropriate to do so.

General and Administrative

General and administrative costs were $3.2 million in the nine months ended September 30, 1998, a decrease of 14.1% compared to $3.7 million in the nine months ended September 30, 1997.

Other Income

Other income was $605,000 in the nine months ended September 30, 1998 compared to $885,000 in the nine months ended September 30, 1997. Other income arose primarily due to interest income in funds received from the Company's Initial Public Offering completed on April 30, 1996 and has decreased due to the lower level of funds available for investment.

                               GENTIA SOFTWARE PLC

    Management's Discussion and Analysis of Financial Condition and Results
                            of Operations (Continued)


Liquidity and Capital Resources

As of September 30, 1998, the Company had cash and cash equivalents of $10.9 million.

Accounts receivable at September 30, 1998 were $11.9 million, an increase of 53.7% compared to December 31, 1997 reflecting the renewed growth in sales. In the nine months ended September 30, 1998, the Company's operating activities consumed cash of $7.8 million compared to $3.3 million in the nine months ended September 30, 1997. This was primarily due to the loss for the nine months ended September 30, 1998 and the increase in accounts receivable as described above.

Investing activities consumed cash of $2.1 million in the nine months ended September 30, 1998 compared to $1.3 million in the nine months ended September 30, 1997. In May 1998, the Company acquired the issued share capital of Technical and Computer Management Services Ltd and its subsidiary Technical and Computer Management Services LLC in consideration of $1.0 million cash and 166,667 Ordinary Shares valued at approximately $1.0 million. In the nine months ending September 30, 1998 the company had invested $1.1 million in the purchase of assets, predominantly computer equipment.

Financing activities, including the net repayment of capital lease obligations, generated $498,000 in the nine months ended September 30, 1998 compared to $99,000 in the nine months ended September 30, 1997. During the nine months ended September 30, 1998 the company received $572,000 on the exercise of share options.

The Company believes that existing cash, cash equivalents and cash generated by operations will be sufficient to meet the Company's working capital needs and currently planned capital expenditure requirements for the next twelve months.


Year 2000

Many currently installed computer systems and software products are coded to accept only two-digit entries in the date code field and cannot distinguish 21st century dates from 20th century dates. These date code fields will need to distinguish 21st century dates from 20th century dates and, as a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" requirements.

The Company's State of Readiness

The Company has commenced its assessment of both the readiness of its internal business information systems and non IT systems for handling the Year 2000 and the compliance of products sold by the Company. The Company has determined that it will need to modify or replace portions of its internal business information systems so that the systems will function properly with respect to dates in the Year 2000 and beyond. The Company anticipates that it will have successfully addressed Year 2000 issues relating to its business information and non IT systems by the end of fiscal 1999.

The Company believes that its current products such as Gentia 4.0 and RBSC are Year 2000 compliant. However, prior versions of Gentia, and other products currently installed at certain customer sites will require upgrading or other modifications to become Year 2000 compliant. The Company believes that it is not legally responsible for costs incurred by these customers to achieve Year 2000 compliance. However, there can be no assurance that these customers will not assert claims against the Company with respect to Year 2000 issues and, in the event such claims are asserted and adjudicated in favor of these customers, the Company's liability could be material. The Company has taken steps to identify affected customers and persuaded them to upgrade to Year 2000 compliant software.

                               GENTIA SOFTWARE PLC

    Management's Discussion and Analysis of Financial Condition and Results
                            of Operations (Continued)


The Company may incur increasing costs regarding customer satisfaction related to these actions over the next few years. Since the Company's `Millenium Compliance Project' is currently ongoing, the scope of any resulting Year 2000 issues is not fully known and potential liability resulting from these issues is unclear, the potential impact on the Company's business, operating results and financial condition with respect to these matters is not known at this time.

The Company has also initiated discussions with its vendors and service providers to evaluate IT and non IT Year 2000 issues, if any, relating to the interaction of their systems or products with the Company's internal systems. The Company has received written compliance information from some of these third parties and expects to receive all information on all outside system dependencies by March 1999. At this time, despite the initiation of these discussions, the Company does not possess all the information necessary to estimate the full potential impact of Year 2000 compliance issues relating to these third parties and their interaction with the Company, but expects to possess such information prior to the end of March 1999.

Costs to Address the Company's Year 2000 Issues

To date, the Company has employed an additional consultant, but has not incurred any material expenditure in connection with identifying or evaluating Year 2000 compliance issues. Most of its expenses have related to the opportunity cost of time spent by employees of the Company evaluating the Company's internal business information systems, the products sold by the Company and the interaction of the Company's internal business information systems with the internal systems of third parties. The Company does not expect incremental costs relating to Year 2000 compliance to exceed $500,000, although the amount is being regularly revised. Although the Company is not aware of any single material operational issue or cost associated with the preparation of its internal business information systems or its products for the Year 2000, there can be no assurances that the Company will not experience serious unanticipated negative consequences and/or material costs caused by undetected errors or defects in the technology used in the Company's internal business information systems or products the company sells. Such unanticipated negative consequences and/or material costs, if incurred, could have a material adverse effect on the Company's business, operating results or financial condition.

Risks of the Company's Year 2000 Issues

The Company has commenced its `Millennium Compliance Project', expected to be completed in March 1999, in order to assess both the readiness of its internal business information systems, as well as its non IT systems, for handling the Year 2000, and the compliance of products sold by the Company. There can be no assurance that the `Millennium Compliance Project' will identify all material Year 2000 compliance issues or that remedial actions taken in connection therewith will be successful. In the event that the Company fails successfully to assess Year 2000 compliance issues facing it or take remedial action necessary in connection therewith, there can be no assurance that the Company's business, operating results or financial condition will not be adversely effected. In addition, there can be no assurance that the ability of third parties with which the Company interacts to comply with Year 2000 issues will not have a material adverse effect on the Company's business, operating results or financial condition.


The Company's Year 2000 Contingency Plan

Although the Company is not currently aware of any material remedial steps to achieve Year 2000 compliance, the Company expects to have a contingency plan in place by July 1999.

While the Company believes that its planning efforts are adequate to address known or identified Year 2000 issues on a timely basis, there can be no assurance that there will not be a delay in, or increased costs associated with changes to third party systems, which could have a material adverse effect on the Company's business, operating results or financial condition.

The information contained in Exhibit 1 hereto, consisting of the registrant's unaudited financial statements for the nine months ended September 30, 1998, has been distributed to its security holders and is furnished to the Commission pursuant to Rule 13a-16 under the Securities Act of 1934, as amended (the "Act"). This report and the information furnished herewith shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         GENTIA SOFTWARE plc





                                     By: /s/ George F Sprenkle

                                         George F Sprenkle
                                         Chief Financial Officer


Date: 22nd October 1998

EXHIBIT INDEX


                                                      Page
Exhibit A     Third Quarter Press Release - (1998)    14-17

EXHIBIT A

Third Quarter Press Release


                                 GENTIA SOFTWARE
                                 Tuition House, St. George's Road
                                 Wimbledon
                                 London SW19 4EU
                                 (Nasdaq: GNTIY)



AT THE COMPANY:               AT THE FINANCIAL RELATIONS BOARD:
George Sprenkle               For Analyst Info:  Julie Creed (312) 640-6724
Chief Financial Officer       For General Info:  Kelly Lofts (212) 661-8030
44 181 971 4000               For Media Info:  Alicia Nieva-Woodgate (415) 986-1591


FOR IMMEDIATE RELEASE
October 21, 1998

                      GENTIA REPORTS THIRD QUARTER RESULTS

LONDON, October 21, 1998 -- Gentia Software (Nasdaq: GNTIY), a developer of analytical applications for enterprise-wide deployment, today reported results for the third quarter ended September 30, 1998. Revenues for the third quarter of 1998 totaled $8.0 million, compared with revenues of $6.5 million for the third quarter ended September 30, 1997. Additionally, revenues increased for the third consecutive quarter compared with $5.9 million and $7.7 million in the first and second quarters of 1998, respectively. Increased licensing revenue, attributable to both Renaissance Balanced Scorecard and core Gentia products, has been a driving factor in the revenue growth achieved year to date. During the third quarter, that growth was supplemented with higher service revenue.

      The Company reported a net loss of $1.5 million for the most recent quarter, or $0.15 cents per share, compared with a net loss of $1.9 million, or $0.19 per share, in the second quarter of 1998 and a loss of $1.5 million, or $0.16 per share, in the third quarter of 1997. The most recent quarter's results include approximately $0.4 million in software development expenditures, made during the quarter to further enhance the Balanced Scorecard application with a suite of analytical solutions.

      Paul Rolph, Chairman and Chief Executive Officer of Gentia, said "Our third quarter exhibited the strongest market interest and financial trends since we began our transition to an analytical solutions focused company late last year. Our revenue has grown steadily year to date and our pipeline is strong. Since many companies are directing more IT spending to Year 2000 and EMU issues and some software makers have experienced slowing sales recently, we find the strength of our pipeline particularly gratifying. We are also on track with the integration of TCMS, which was acquired during the second quarter. One of the most desirable benefits of the acquisition was our enhanced capability the growing number of Balance Scorecard and analytical application rollouts. This becomes more essential given our recently announced strategic alliance with Gartner Group, whereby in addition to receiving licensing fees, Gentia will support the GartnerGroup IT Scorecard."

      "During the last several quarters, we have witnessed a flourish of market interest surrounding our products-from Gentia 4.0 - the complete platform for developing, deploying and managing analytical applications enterprise-wide - to the performance measurement and strategy feedback capabilities of the Renaissance Balanced Scorecard powered by Gentia. In many instances we have successfully translated this market interest into strategic alliances or direct customer relationships. Year to date, we have added 50 companies to our growing customer base, including top `blue chip' companies such as GE Capital, BBC, Bell Canada and Fortis Group. Additionally, our strategic relationships with leading consulting firms serve to strengthen our leadership position in the rapidly growing market for enterprise performance management solutions. As such, we believe the pieces are coming together as we build momentum towards achieving profitability," concluded Mr. Rolph.

Third Quarter Highlights

o Established a strategic alliance with GartnerMeasurement, a division of GartnerGroup, Inc.--a leading IT industry research and consulting organization--to offer IT organizations a newly packaged solution for more effectively measuring, managing and optimizing performance. The new product, GartnerGroup IT Scorecard, is effectively a "Balanced Scorecard for the CIO." The product combines the IT measurement expertise of GartnerMeasurement, with the market leading software solution for automating the Balanced Scorecard, the Renaissance Balanced Scorecard powered by Gentia. The Gartner IT Scorecard will be sold directly through the Gartner channel on an annual subscription basis.

o Closed major deals during the third quarter with GE Capital, BBC, First Tennessee Bank, Telenor, Medical Assurance of New Zealand, Midland Electricity Board, Sistema Brasilseguridade, the majority of which were Balanced Scorecard deals. Also, major expansion of usage at ABB, Heineken, Reckitt & Colman, Gallaher, McDonald's Restaurants and the Department of Energy.

o Announced an agreement with Grant Thornton, one of the world's largest professional services organizations, to market Gentia's enterprise performance management solutions, including the Renaissance Balanced Scorecard and associated analytical applications. Together the companies will provide customers with consulting services and software to create and deploy enterprise-wide analytical applications tailored to meet their needs.

o Launched the Renaissance Balanced Scorecard version 2.5 and the Application Framework for both client server and web enabled deployment. The new version supports full internationalization, including templates for French, Swedish, Norwegian and Portuguese scorecards, enabling companies to scale their applications to thousands of users anywhere in the enterprise.

o Experienced increased market interest in automated Balanced Scorecard solutions. Over 1,900 individuals representing companies from more than 50 countries have signed on as Balanced Scorecard Technology
   (www.balancedscorecard.com) members to take part in Balanced Scorecard user forums and a variety of quarterly activities.


About the Company

      Gentia Software (Nasdaq: GNTIY) is the leading supplier of analytical applications that enable clients to maximize their competitive position through enterprise-wide deployment of strategy management, performance measurement and operational analysis solutions. By leveraging the only networked Business Intelligence solution designed for enterprise-wide deployment, Gentia enables a new class of analytical applications, such as the Balanced Scorecard, which ensures information delivery to key decision makers' desktops and browsers throughout an enterprise. Gentia Software's worldwide client list of more than 500 customers includes JP Morgan and Company, Volvo, McDonald's Restaurants, Fortis, Swiss Reinsurance and Sun Microsystems. The Company has headquarters in Boston and London and operates in more than 20 countries worldwide.

      For additional information about Gentia, visit the Company's Web site at www.gentia.com or call 1-888-4GENTIA or 1-781-224-0750. To receive additional information via fax at no charge, dial 1-800-PRO-INFO and enter code GNTIY.

      This news release contains statements of a forward-looking nature relating to the financial performance of Gentia Software. Such statements are based upon the information available to management at this time, and they necessarily involve risk because actual results could differ materially from current expectations. Among the many factors that could cause actual results to differ from those set forth in the Company's forward-looking statements are changes in general economic conditions, actions taken by customers or competitors, and the receipt of more or fewer orders than expected.

                           (Tables to Follow)

                          GENTIA SOFTWARE PLC
                 Condensed Consolidated Balance Sheets


                                                           September
                                                              30       December 31
                                                             1998          1997
                                                          -----------  -----------
                                                          (unaudited)   (audited)

                                                               (in thousands)

                                                               US$         US$
Assets
    Current assets:
           Cash and cash equivalents ....................   $ 10,901    $ 20,332
           Accounts receivable, net of allowance $ 1,390
              (Dec 31, 1997 - $1,819) ...................     11,922       7,758
           Prepaid expenses and other current assets ....      2,303       1,921
           Deferred taxes ...............................        184         285
                                                            --------    --------
Total current assets ....................................   $ 25,310    $ 30,296


    Property and equipment, net .........................      2,341       2,037
    Goodwill on acquisition, net of amortization of $877
        (Dec 31, 1997 - $494) ...........................      5,252       3,602
    Deferred taxes ......................................        459         459
                                                            --------    --------
Total assets ............................................   $ 33,362    $ 36,394
                                                            ========    ========


Liabilities and shareholders' equity

    Current liabilities:
           Current portion of lease obligations .........   $     63    $    105
           Accounts payable .............................      2,374       1,743
           Accrued liabilities ..........................      1,767       1,337
           Deferred revenues ............................      4,340       3,630
           Other accounts payable .......................      1,270       1,337
                                                            --------    --------
Total current liabilities ...............................   $  9,814    $  8,152

    Non current liabilities:
           Deferred taxation ............................        274         274
           Long-term portion of lease obligations .......         77         109
                                                            --------    --------
Total liabilities .......................................   $ 10,165    $  8,535

    Shareholders' equity:
           Ordinary shares ..............................      2,436       2,300
           Additional paid-in capital ...................     28,842      27,406
           Retained earnings ............................     (7,352)     (1,236)
           Cumulative translation adjustment ............       (729)       (611)
                                                            --------    --------
Total shareholders' equity ..............................   $ 23,197    $ 27,859
                                                            --------    --------

Total liabilities and shareholders' equity ..............   $ 33,362    $ 36,394
                                                            ========    ========

                          GENTIA SOFTWARE PLC
             Condensed Consolidated Statement of Operations
                               (Unaudited)





                                           Three months ended      Nine months ended
                                          --------------------    --------------------
                                          Sept. 30,   Sept. 30,   Sept. 30,   Sept. 30,
                                            1998        1997        1998        1997
                                          --------    --------    --------    --------
                                            (in thousands, except per share amounts)

                                             US$         US$         US$         US$
Revenues:
     License ..........................     $4,419      $3,796     $12,076     $12,770
     Services and other ...............      3,588       2,745       9,587       8,878
                                          --------    --------    --------    --------
                                             8,007       6,541      21,663      21,648

Cost of revenues:
     License ..........................        452         751         999       1,034
     Services and other ...............      2,140       1,729       5,967       4,906
                                          --------    --------    --------    --------
                                             2,592       2,480       6,966       5,940

Gross profit ..........................      5,415       4,061      14,697      15,708

Operating expenses:
     Sales and marketing ..............      4,351       3,719      12,641      10,424
     Research and development .........      1,512       1,187       5,185       3,407
     General and administrative .......      1,106       1,456       3,209       3,736
     Goodwill amortization ............        153          90         383         269
                                          --------    --------    --------    --------
            Total operating expenses ..      7,122       6,452      21,418      17,836

Loss from operations ..................     (1,707)     (2,391)     (6,721)     (2,128)
Other income ..........................        144         287         605         885
                                          --------    --------    --------    --------
Loss before provision for taxes .......     (1,563)     (2,104)     (6,116)     (1,243)
     Provision for income taxes .......         --        (631)         --        (373)
                                          --------    --------    --------    --------
Net (loss) ............................    ($1,563)    ($1,473)    ($6,116)     ($ 870)
                                          ========    ========    ========    ========


     Basic income (loss) per share ....     ($0.15)     ($0.16)     ($0.62)     ($0.10)
     Diluted income (loss) per share ..     ($0.15)     ($0.16)     ($0.62)     ($0.10)

     Shares used to compute basic EPS .     10,116       9,202       9,874       9,074
     Shares used to compute diluted EPS     10,116       9,202       9,874       9,074